Exhibit 99.1

NewsRelease

TransCanada to Highlight Sustainable Long-term Growth at Investor Day;
Dividend Expected to Increase 8 to 10 Per Cent Annually Through 2021

Calgary, Alberta - November 13, 2018 - News Release - TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) will host its annual Investor Day in Toronto today where it will provide a financial update and review strategic plans for its natural gas pipelines, liquids pipelines and energy businesses in Canada, the United States and Mexico.

“Our $94 billion portfolio of energy infrastructure assets are expected to generate record financial results in 2018 underpinned by strong market fundamentals,” said Russ Girling, TransCanada’s president and chief executive officer. “Looking forward, we will continue to advance $36 billion in commercially secured projects through 2023 that will expand and extend our asset footprint across North America.”

As those projects enter service, TransCanada expects comparable earnings before interest, taxes, depreciation and amortization (EBITDA) to grow to approximately $10 billion in 2021, a 35 per cent increase when compared to comparable EBITDA of $7.4 billion in 2017. Significantly, 95 per cent of comparable EBITDA is expected to come from regulated assets or long-term contracts.

At the same time, the company continues to methodically advance more than $20 billion of projects under development. They include Keystone XL and Bruce Power life extensions as well as numerous other organic growth opportunities that are expected to emanate from TransCanada’s five operating businesses across North America.

“Based on the confidence we have in our business plans, we expect to grow our common share dividend at an average annual rate of eight to 10 per cent through 2021,” added Girling. “Notably, our dividend outlook is supported by expected growth in earnings and cash flow and in line with our historically strong dividend coverage ratios.”

On November 1, 2018, TransCanada announced that its Board of Directors declared a quarterly dividend of $0.69 per common share for the quarter ending December 31, 2018. The quarterly amount equates to $2.76 per common share on an annualized basis and represents a 10 per cent increase over the amount declared in 2017. TransCanada’s Board of Directors has increased the common share dividend in each of the last eighteen years, from $0.80 per common share in 2000 to $2.76 per common share in 2018. The current common share dividend equates to a dividend yield of approximately 5.3 per cent based on the closing price of TransCanada’s common shares on the Toronto Stock Exchange on November 12, 2018.

“With approximately $10 billion of new projects expected to enter service by early 2019, we are well positioned to fund the remainder of our secured capital program through internally generated cash flow, access to capital markets and further portfolio management activities,” concluded Girling. “We view the issuance of common shares under our At-The-Market Equity Program as being complete at this time but expect to operate our Dividend Reinvestment Program for some portion of 2019. This will allow us to continue to prudently fund our significant capital program in a manner that is consistent with achieving targeted credit metrics that support our strong credit ratings. Going forward we will continue to evaluate share count growth against further portfolio management activities.”

Today’s investor event will be webcast beginning at 8 a.m. EST (6 a.m. MST). Interested parties may participate in the webcast available on TransCanada’s website at https://www.transcanada.com/events or via the following URL: http://www.gowebcasting.com/9781.

A copy of the presentation and the webcast, which will be archived and accessible for replay, will be available on the website.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates one of the largest natural gas transmission networks that extends more than 91,900 kilometres (57,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is a leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada owns or has interests in approximately 5,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America's leading liquids pipeline systems that extends approximately 4,900 kilometres (3,000 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit www.transcanada.com to learn more, or connect with us on social media.

Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated October 31, 2018 and the 2017 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TransCanada's Quarterly Report to Shareholders dated October 31, 2018.

Media Inquiries:
Grady Semmens
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Inquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522